SECURITIES AND EXCHANGE COMMISSION
                                           WASHINGTON, DC 20549

                                               FORM 12b-25

                                               Commission File Number __________

                                       NOTIFICATION OF LATE FILING

(Check One): /x/  Form 10-K   / /  Form 11 K   / /  Form 20-F   / /  Form 10-Q
                  /   /  Form N-SAR

  For Period Ended: March 31, 1999

/   / Transition Report on Form 10-K        /   / Transition Report on Form 10-Q
/   / Transition Report on Form 20-F       /   / Transition Report on Form N-SAR
/   / Transition Report on Form 11-K

  For the Transition Period Ended: ____________________________________________

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

________________________________________________________________________



                                                  PART I
                                          REGISTRANT INFORMATION

Full name of registrant                     Warrantech Corporation
Former name if applicable

Address of principal executive office (Street and number)

                                    300 Atlantic Street

City, state and zip code                    Stamford, CT 06901

                                                 PART II
                                         RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

/ / a) The reasons described in reasonable detail in Part III of this form could be eliminated without unreasonable effort or expense.

/x / b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/  /  c)  The  accountant's  statement  or other  exhibit  required by Rule
          12b-25(c) has been attached if applicable.


                                                 PART III
                                                NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

Warrantech Corporation has not yet received certain documents necessary for its independent auditors to complete their audit of the March 31, 1999 financial statements.

                                                 PART IV
                                            OTHER INFORMATION

1)  Name  and  telephone   number  of  person  to  contact  in  regard  to  this
notification.

                  Richard F. Gavino (203) 975-1100

2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             /x/ Yes   /  / No

3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          / x / Yes   /   / No

If so; attach an explanation of the anticipated change, both narratively and quantatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Registrant will report a net loss for the fiscal year ended March 31, 1999 which presently is estimated at approximately $1,140,000 compared to net income of $5,261,037 for the fiscal year ended March 31, 1998 with the loss resulting primarily from a decrease in gross margin, significantly increased provision for bad debt expense and significantly higher depreciation and amortization expense resulting from additional assets placed in service during the 1999 fiscal year.


                                    Warrantech Corporation
                         --------------------------------------------------
                               (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


         June 30, 1999                           By:  /s/ Richard F. Gavino
     -----------------------                        -----------------------
Date                                                Richard F. Gavino
                                                    Chief Financial Officer